UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
August, 2009	001-32468

MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of the registrant as specified in its charter)

ONTARIO
(Jurisdiction of Incorporation or Organization)

401 Bay Street, Suite 2700, P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

This Amendment No. 1 to the Form 6-K (the "Form 6-K") of Mountain Province Diamonds Inc. (the "Company"), which was originally filed on August 12, 2009, is being filed solely for the purpose of correcting a clerical error occurring during the filing process of the Form 6-K, pursuant to which (i) the Report of Management on the Consolidated Financial Statements of the Company, (ii) and the Management's Discussion and Analysis were each incorrectly dated August 12, 2009. This amendment is being filed to reflect the correct date of July 24, 2009 for the two documents.

EXHIBIT LIST

Exhibit	Description
99.1	Consolidated Financial Statements for the years ended March 31, 2009, 2008 and 2007.
99.2	Management's Discussion and Analysis for the year ended March 31, 2009.

MOUNTAIN PROVINCE DIAMONDS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: August 13, 2009	By:	/s/ Jennifer Dawson
Jennifer Dawson
Chief Financial Officer